Exhibit 4.2

1st  AMENDMENT AGREEMENT dated as of January 14, 2010.

BETWEEN:	QUEBECOR MEDIA INC., as Borrower

AND:	BANK OF AMERICA, N.A., as Administrative Agent

WHEREAS a credit agreement (the “Principal Credit Agreement”) dated January 17, 2006 has been entered into among Quebecor Media Inc., as Borrower, the financial institutions identified on the signature pages thereto, as Lenders, Bank of America, N.A., as Administrative Agent, Banc of America Securities LLC, as Joint Lead Arranger and Sole Bookmanager, The Toronto-Dominion Bank, as Joint Lead Arranger and Syndication Agent, and The Bank of Nova Scotia, Bank of Montreal and HSBC Bank Canada, as Documentation Agents;

WHEREAS the Borrower and the Lenders desire to amend certain provisions of the Principal Credit Agreement in accordance with the terms hereof; and

WHEREAS, in satisfaction of the requirements under the Principal Credit Agreement, all of the Lenders have provided their requisite written consent to the Administrative Agent in connection with the amendments provided for herein.

NOW, THEREFORE, FOR GOOD AND VALUABLE CONSIDERATION, THE SUFFICIENCY AND RECEIPT WHEREOF ARE HEREBY ACKNOWLEDGED, THE PARTIES HERETO HAVE AGREED AS FOLLOWS:

1.	DECLARATIONS, ACKNOWLEDGEMENTS, CONFIRMATIONS AND INTERPRETATIVE PROVISIONS

1.1 This 1st Amendment Agreement is declared to be supplemental to the Principal Credit Agreement and is to form part thereof and shall have the same effect as though incorporated in the Principal Credit Agreement. All provisions of the Principal Credit Agreement, except only insofar as they may be inconsistent with the express provisions of this 1st Amendment Agreement, shall apply to and have effect in connection with this 1st Amendment Agreement.

1.2 Unless otherwise defined herein or unless there is something in the subject matter or in the context inconsistent therewith, all capitalized words and expressions used herein or in any deed, document or agreement supplemental hereto shall have the meaning ascribed to them in the Principal Credit Agreement.

1.3 The division of this 1st Amendment Agreement into Articles and Sections and the insertion of titles are only meant to be references and do not affect the meaning or the interpretation of this 1st Amendment Agreement.

1.4 The preamble of this 1st Amendment Agreement shall form an integral part hereof as if at length recited herein.

1.5 This 1st Amendment Agreement shall be governed by and construed in accordance with the laws applicable in the Province of Quebec.

1.6 The expressions “hereto” or “hereunder” or “hereof” or “herein” or “this Agreement” refer to this 1st Amendment Agreement and any reference to the “Credit Agreement” refers to the Principal Credit Agreement as amended by this 1st Amendment Agreement.

1.7 This 1st Amendment Agreement shall not constitute novation of the Principal Credit Agreement; however, should this 1st Amendment Agreement be construed as constituting novation of the Principal Credit Agreement, the Administrative Agent and the Lenders hereby expressly reserve all of the Security created under the Credit Documents which was granted in their favour by the Borrower and the Pledgor, as the case may be, in connection with the Principal Credit Agreement, the whole in accordance with the provisions of Article 1662 of the Civil Code of Québec.

2.	AMENDMENTS TO THE PRINCIPAL CREDIT AGREEMENT

The Principal Credit Agreement is hereby amended as follows:

2.1 by deleting the definition of “Business Day” in Section 1.01 of the Principal Credit Agreement and replacing it with the following:

“Business Day” means any day of the year, other than a Saturday, Sunday or other day on which banks are required or authorized to close in, or are in fact closed in, (a) with respect to matters pertaining exclusively to Accommodations and repayments under the Revolving Facility, Facility A and Facility B-2: (i) Toronto, Ontario; and (ii) Montreal, Quebec; or (b) with respect to all other matters: (i) Toronto, Ontario; (ii) Montreal, Quebec; (iii) New York, New York; and (iv) California, U.S.A., or such other State in which the Administrative Agent’s office is located from time to time.

2.2 by deleting the definition of “Consolidated EBITDA” in Section 1.01 of the Principal Credit Agreement and replacing it with the following:

“Consolidated EBITDA” means, for any Person, for any period and without duplication, earnings of such Person on a consolidated basis before non-controlling interests, earnings from equity accounted investments, extraordinary items, non-recurring gains or losses on debt extinguishment and asset sales, non-cash charges for non-recurring restructuring charges, cash charges for non-recurring restructuring charges to the extent such cash charges are in an aggregate amount of less than C$50,000,000 during the period commencing January 1, 2010 and ending on the last day of the Term of Facility B, Consolidated Interest Charges, foreign exchange translation gains or losses not involving the payment of cash, amortization of deferred financing costs and other non-cash financial charges, taxes, depreciation, amortization (including write-down of assets), without taking into account any goodwill adjustments, calculated on a consolidated basis, and otherwise calculated in accordance with GAAP; for greater certainty, there shall be excluded from the calculation of “Consolidated EBITDA” to the extent included in such calculation, the amount of any income or expense relating to Back-to-Back Securities.

Consolidated EBITDA shall (A) exclude the EBITDA of (a) any Person and (b) every division, line of business or group of operating assets used in carrying on a distinct business (collectively called an “Operating Business”) that (in the case of either (a) or (b) above) no longer belong to the Borrower or a Subsidiary of the Borrower (a “Former Contributor”) on the last day of such period which would otherwise be included in such consolidated results of operations of the Borrower because such Former Contributor or Operating Business, as the case may be, has been disposed of during such period; and (B) include the EBITDA for such period of each Person and of every Operating Business that, during such period, became (or, in the case of an Operating Business, became part of) the Borrower or of a Subsidiary of the Borrower and which is (or is comprised within) the Borrower or a Subsidiary of the Borrower on the last day of such period on a proforma basis for such period, based on audited historical results of operations, or, if unavailable, reasonable projections satisfactory to the Administrative Agent.

2.3 by deleting the definition of “Consolidated Interest Charges” in Section 1.01 of the Principal Credit Agreement and replacing it with the following:

“Consolidated Interest Charges” means, for any Person, for any period for the Person and its subsidiaries, the sum of, without duplication, on a consolidated basis, (i) all items properly classified as interest expense in accordance with GAAP (other than amounts paid in respect of (A) the Back-to-Back Transactions, including under the Existing Back-to-Back Securities, (B) any non-cash foreign exchange gains or losses recognized in relation to foreign currency denominated Debt and (C) the amortization of deferred financing cost), (ii) the imputed interest component of any element of Consolidated Debt (such as capital leases) which would not be classified as interest expense pursuant to (i), and (iii) the aggregate of all purchase discounts relating to the sale of (a) bankers acceptances or other instruments sold at a discount, and (b) accounts receivable in connection with any asset securitization program, all as determined at such time in accordance with GAAP.

In circumstances where the proceeds of disposition of a Former Contributor (as defined in the definition of “Consolidated EBITDA”) or its property or of an Operating Business (as defined in the definition of “Consolidated EBITDA”) have been used to repay Accommodations Outstanding during such period, for the purpose of calculating Consolidated Interest Charges, the amounts so repaid shall be deducted from the Consolidated Debt on which the calculation of Consolidated Interest Charges for such period would otherwise have been made, and Consolidated Interest Charges shall be reduced accordingly on a proforma basis.

Similarly, in circumstances where Consolidated Debt was incurred or assumed in connection with the acquisition of a Person or Operating Business (as defined in the definition of “Consolidated EBITDA”), the amounts so incurred or assumed shall be added to the Consolidated Debt on which the calculation of Consolidated Interest Charges for such period would otherwise have been made, and Consolidated Interest Charges shall be increased accordingly on a proforma basis.

2.4 by adding the following definitions in Section 1.01 of the Principal Credit Agreement:

“Consolidated Net Tangible Assets” means on a consolidated basis, at any time, the book value of all assets of the Borrower and its Subsidiaries less (i) current liabilities and (ii) goodwill and all other intangible assets, except separately acquired stand-alone intangible assets (such as, without limitation, 3G licences) and internally developed intangible assets (such as, without limitation, software), in each case, as appearing on the Borrower’s consolidated financial statements and determined in accordance with GAAP.

“Immaterial Subsidiary” means, at any time, any Subsidiary of the Borrower accounting individually and on a non-consolidated basis, to less than 2% of Consolidated Net Tangible Assets and 2% of Consolidated EBITDA of the Borrower, provided that at the time of such determination: (i) the aggregate principal amount of any Indebtedness owed by such Subsidiary to the Borrower or any other Subsidiary of the Borrower at such time does not exceed C$25,000,000; (ii) no such Subsidiary is a party to any Back-to-Back Transaction or Tax Benefit Transaction; and (iii) no Material Subsidiary can be a Subsidiary of an Immaterial Subsidiary.

“Material Subsidiary” means, at any time, the Pledgor, Vidéotron Ltée., Sun Media Corporation and any other Subsidiary of the Borrower which is not an Immaterial Subsidiary.

2.5 by deleting the definition of “Permitted Debt Distribution” in Section 1.01 of the Principal Credit Agreement and replacing it with the following:

“Permitted Debt Distribution” means (i) the redemption or repayment on or about the Closing Date of up to C$1,425,000,000 of Existing Senior Notes, the Existing Credit Agreement, and related premiums and obligations, penalties, fees and other obligations relating to such redemption of repayment and to the termination of related hedging agreements on or about the Closing Date; (ii) Debt Distributions by the Pledgor to the Borrower; (iii) payments (other than voluntary early repayments or defeasance payments) on account of Permitted Debt (including a premium and fees, if any, thereon), other than the Senior Notes, any Subordinated Debt, the Press Investment Debt, the Carlyle Debt, the Overdraft Facility, the Back-to-Back Securities and the Existing Back-to-Back Securities; (iv) regularly scheduled payments of interest on the Senior Notes and on Subordinated Debt; (v) any payment on account of the Press Investment Debt, and related hedging agreements; (vi) any payment on account of the Carlyle Debt; (vii) any payment on account of the Overdraft Facility; (viii) payments made in connection with or in respect of the Back-to-Back Securities or the Existing Back-to-Back Securities; provided, however, that to the extent such payments are made to any Affiliates of the Borrower other than QMI Entities, all corresponding payments required to be paid by such Affiliates pursuant to the related Back-to-Back Securities or Existing Back-to-Back Securities are received, immediately prior to, concurrently with or immediately subsequent to any such payments, by the Borrower, and each such payment by the Borrower shall be conditional upon receipt of an equal or greater amount from such Affiliate; (ix) any Tax Benefit Transaction; (x) the redemption or repayment on or after July 15, 2006 of the Balance of Notes and related premiums and obligations, penalties, fees and other obligations relating to such redemption or repayment and to the termination of related hedging agreements, if any, and (xi) any payments on account of the refinancing of Senior Notes, other unsecured Debt and Subordinated Debt if the funds used for such payments are obtained by the Borrower from: (A) Subordinated Debt or unsecured Debt having a term expiring after the term of the Debt being repaid and refinanced with such funds; or (B) subject to Section 2.05(3), the unused Net Proceeds from the issuance of any equity securities by the Borrower; provided that with respect to the Permitted Debt Distributions referred to in clauses (iii), (viii) and (x), no Default shall have occurred and be continuing and no Event of Default shall have occurred and not been waived at the time of such payment; notwithstanding the foregoing, the repayment of the principal of any unsecured Debt or Subordinated Debt (other than the Permitted Debt Distributions referred to in clauses (vi), (ix) and (x) and, to the extent such Debt has become unsecured, clauses (v) and (vii)) shall not constitute a Permitted Debt Distribution to the extent that such repayment is made out of the proceeds of an increase of Facility B or of any new Credit Facility contemplated by Section 2.12.

2.6 by deleting paragraphs (t), (u) and (x) of the definition of “Permitted Liens” in Section 1.01 of the Principal Credit Agreement and replacing it with the following:

(t) the Liens in favor of the lenders of Videotron Ltée (“Videotron”) on the shares that the Borrower holds in the capital stock of Videotron Ltée (being the entity resulting from the amalgamation of 9101-0827 Quebec Inc. and Videotron Ltd.) granted in connection with the credit agreement dated as of November 28, 2000 entered into among, inter alia, Videotron, as borrower, and Royal Bank of Canada, as administrative agent, as amended, provided such Liens rank after the Security Documents;

(u) the Liens granted by the Borrower on the universality of its movable property, including the Vidéotron Shares, and Liens granted by 3535991 Canada Inc. on its shares in Sun Media Corporation in connection with the Press Investment Debt, provided however that such Liens are pari passu with the Liens created under the Security Documents and are created pursuant to security documents containing terms and conditions substantially similar to the terms and conditions of the Security Documents or terms and conditions satisfactory to the Administrative Agent;

(x) Liens granted by the Borrower on the universality of its movable property, including the Vidéotron Shares, and Liens granted by 3535991 Canada Inc. on its shares in Sun Media Corporation to secure the payment and performance of the obligations of the Borrower under the Overdraft Facility provided such Liens are pari passu with the Liens created under the Security Documents and are created pursuant to security documents containing terms and conditions substantially similar to the terms and conditions of the Security Documents or terms and conditions satisfactory to the Administrative Agent.

2.7 by deleting the definition of “Pledgors” in Section 1.01 of the Principal Credit Agreement and replacing it with the following:

“Pledgor” means 3535991 Canada Inc., as the grantor of the limited recourse pledge and the supplement(s) thereto referred to in paragraph 2 of Schedule 5.

Consequently, all references in the Credit Agreement to “Pledgors” shall be deemed a reference to “Pledgor”, mutatis mutandis.

2.8 by deleting the definition of “Term” in Section 1.01 of the Principal Credit Agreement and replacing it with the following:

“Term” means the period commencing on the Closing Date and terminating, with respect to (i) the Revolving Facility, on January 3, 2013, (ii) Facility A, five years therefrom and (iii) Facility B, seven years therefrom.

2.9 by adding the following definition in Section 1.01 of the Principal Credit Agreement:

“Vidéotron Shares” has the meaning specified in Section 8.01(u).

2.10 by deleting Section 1.06 of the Principal Credit Agreement in its entirety and replacing it with the following:

Section 1.06 Accounting Terms and Principles.

All accounting terms not specifically or completely defined herein shall be construed in conformity with GAAP applied on a consistent basis, as in effect from time to time and all financial statements and reports to be prepared hereunder shall be prepared in accordance with GAAP in effect from time to time.

If at any time any change in GAAP would affect the computation of any financial ratio or requirement set forth in any Credit Document, and either the Borrower or the Majority Lenders shall so request, the Administrative Agent, the Lenders and the Borrower shall negotiate in good faith to amend such ratio or requirement with the intent of having the respective positions of the Borrower and the Lenders after the coming into force of such change in GAAP conform as nearly as possible to their respective positions under the Credit Agreement immediately prior to

January 1, 2010; provided that (A) until so amended, (i) such ratio or requirement shall continue to be computed in accordance with GAAP prior to such change therein and (ii) the Borrower shall provide to the Administrative Agent and the Lenders a reconciliation between calculations of such ratio or requirement made before and after giving effect to such change in GAAP, and (B) no fees (other than reasonable legal fees incurred by the Lenders to amend any such Credit Document to evidence any such amendment), premiums, increases in pricing or other costs shall be charged to, or borne by, the Borrower in connection with any such amendment. For greater certainty, it is hereby understood and agreed that any reconciliation between calculations of such ratio or requirement before and after giving effect to such change in GAAP made by or on behalf of the Borrower for purposes of determining compliance with any financial ratio or requirement set forth in any Credit Document shall be unaudited.

2.11 by adding the following paragraph as new Section 8.01(u) of the Principal Credit Agreement:

Share Certificates in Vidéotron Ltée. The Borrower shall deliver, promptly upon receipt, to the Administrative Agent, duly endorsed in blank for transfer as the case may be:

(i)	all share certificates issued by Vidéotron Ltée to the Borrower after the date of this Agreement, except for Back-to-Back Preferred Shares and any shares issued by Vidéotron Ltée resulting from a Tax Benefit Transaction (such shares being collectively referred to the “Vidéotron Shares”);

(ii)	undated stock transfer forms executed in blank by the Borrower in respect of the Vidéotron Shares;

(iii)	such other documents and instruments as the Administrative Agent may require from time to time (i) to render opposable the security and pledge on the Vidéotron Shares (duly executed by the Borrower), (ii) for vesting or enabling it to vest such shares in itself, its nominee or nominees or any purchaser after the occurrence of an Event of Default, or (iii) to provide the Administrative Agent with control (as such term is defined or contemplated in An Act respecting the transfer of securities and the establishment of security entitlements (Quebec)) over all Vidéotron Shares in the manner provided under Section 55 of said Act.

In the eventuality of replacement certificates concerning the Vidéotron Shares, the Administrative Agent will then give back the old certificates to the Borrower for cancellation provided that the Administrative Agent has received or receives simultaneously the said replacement certificates with undated stock transfer form executed in blank by the Borrower.

2.12 by deleting Section 8.02(a) of the Principal Credit Agreement and replacing it with the following:

Debt. Create, incur, assume or suffer to exist, or permit the Pledgor to create, incur, assume or suffer to exist, any Debt other than Permitted Debt.

2.13 by deleting Section 8.02(h) of the Principal Credit Agreement and replacing it with the following:

Investments and Acquisitions. Make any Investments or Acquisitions, (other than in connection with Capital Expenditures permitted pursuant to Section 8.02(k), or permit the Pledgor to make any such Investments or Acquisitions, except, provided no Default has occurred and is continuing or would result therefrom, (i) for the hedging agreements in connection with the Hedging Requirements, other hedging agreements and other foreign currency hedges, interest rate swaps, commodity hedges or similar obligations or agreements, in each case incurred in the ordinary course of the Business and not for speculative purposes; (ii) Investments or Acquisitions so long as at the date of such Investment or Acquisition and on a proforma basis after taking such Investment or Acquisition into account as if it existed at all times during the relevant period, the Leverage Ratio and the Interest Coverage Ratio are complied with in accordance with Section 8.03 and such Investments or Acquisitions are made with respect to Assets or Persons in the same line of business as the Business; (iii) the acquisition of Back-to-Back Securities or the acquisition of property as part of Tax Benefit Transactions; and (iv) Investments or Acquisitions with respect to Assets or Persons not otherwise permitted under clause (ii) above not to exceed at any time C$100,000,000 in the aggregate so long as at the date of such Investment or Acquisition and on a proforma basis after taking such Investment or Acquisition into account as if it existed at all times during the relevant period, the Leverage Ratio and the Interest Coverage Ratio are complied with in accordance with Section 8.03;

2.14 by deleting the table set forth under Section 8.03(a) of the Principal Credit Agreement and replacing it with the following:

Period	Ratio
Closing Date to March 30, 2007	6.00:1.00
March 31, 2007 to June 29, 2008	5.50:1.00
June 30, 2008 to March 30, 2009	5.00:1.00
March 31, 2009 to effective date of the 1st Amendment Agreement	4.75:1.00
Effective date of the 1st Amendment Agreement and thereafter	5:00:1.00

2.15 by deleting Section 9.01(k) of the Principal Credit Agreement and replacing it with the following:

the Borrower, a Material Subsidiary or Immaterial Subsidiaries which, in respect of such Immaterial Subsidiaries only, account, in the aggregate, for more than 5% of Consolidated Net Tangible Assets and 5% of Consolidated EBITDA of the Borrower, in each such cases, shall (i) become insolvent or generally not pay its debts as such debts become due; (ii) admit in writing its inability to pay its debts generally, or shall make a general assignment for the benefit of creditors; (iii) institute or have instituted against it any proceeding seeking (x) to adjudicate it a bankrupt or insolvent, (y) any liquidation, winding-up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any Law relating to bankruptcy, insolvency, reorganization or relief of debtors including any plan of compromise or arrangement or other similar corporate proceeding involving or affecting its creditors, or (z) the entry of an order for relief or the appointment of a receiver, trustee or other similar official for it or for any substantial part of its Assets, and in the case of any such proceeding instituted against it (but not instituted by it), either such proceeding shall remain undismissed or unstayed for a period of 45 days, or any of the actions sought in such proceeding (including the entry of an order for relief against it or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its Assets) shall occur; or (iv) take any corporate action to authorize any of the foregoing actions;

2.16 by deleting Schedule 4 of the Principal Credit Agreement in its entirety and replacing it with Schedule 4 attached hereto.

2.17 by deleting the third paragraph of Schedule 5 of the Principal Credit Agreement.

2.18 by deleting any reference to 9101-0827 Quebec Inc. in Schedules 7.01(a) and 7.01(g) of the Disclosure Schedule of the Principal Credit Agreement.

3.	CONDITIONS PRECEDENT

3.1 This 1st Amendment Agreement shall not come into force until the following conditions precedent have been met to the satisfaction of the Administrative Agent, the Lenders and their legal counsel:

3.1.1	the delivery to the Administrative Agent of an executed counterpart of this 1st Amendment Agreement; and

3.1.2	all Fees and expenses (including the legal fees and disbursements of counsel to the Administrative Agent and the Lenders) then owing payable under or in connection with this 1st Amendment Agreement, the Principal Credit Agreement or the Credit Documents shall have been paid in full to the Administrative Agent and the Lenders; and

3.1.3	all the extension fees and the assumption fees provided for in Section 1.4 of the Borrower’s request for consent dated December 17, 2009 and addressed to the Administrative Agent shall have been paid in full; and

3.1.4	such other conditions, certificates, reports, audits, certifications and documentation as the Administrative Agent may reasonably request.

4.	MISCELLANEOUS

4.1 All the other provisions of the Principal Credit Agreement remain unchanged.

4.2 This 1st Amendment Agreement may be executed in several counterparts, each of which so executed shall be deemed to be an original, and such counterparts together shall constitute the one and same instrument.

4.3 This 1st Amendment Agreement replaces and supersedes any and all written or verbal agreements, understandings and undertakings between the Administrative Agent and/or the Lenders and the Borrower in connection with the subject matters hereof.

IN WITNESS WHEREOF, the parties have executed this 1st Amendment Agreement in the place and on the date first written above.

QUEBECOR MEDIA INC., as Borrower		BANK OF AMERICA, N.A., as Administrative Agent

Per:	(signed)	Per:	(signed)
Name: Title:		Name: Title:

Per:	(signed)	Per:	(signed)
Name: Title:		Name: Title:

INTERVENTION

The undersigned, as Pledgor under the Principal Credit Agreement, hereby (i) acknowledges, consents and agrees to the foregoing 1st Amendment Agreement; (ii) confirms that the Credit Documents to which it is a party continue in full force and effect and ratifies all of its obligations thereunder, and (iii) confirms that the pledge and/or hypothec granted by it pursuant to such Credit Documents remains in full force and effect and has not been terminated, discharged or released.

3535991 CANADA INC.

Per:	(signed)
Name: Title:

SCHEDULE 4

to the 1st Amendment Agreement

APPLICABLE MARGINS

(per annum)

Revolving Facility

Tier	Leverage Ratio	Drawing Fee and L/C Fee	C$ Prime Rate / US$ Prime Rate	Commitment Fee	Libor
I	R < 2.75
II	2.75 < R < 3.5
III	3.5 < R < 4.5
IV	4.5 < R

Facility A

Tier	Leverage Ratio	Drawing Fee and L/C Fee	C$ Prime Rate / US$ Prime Rate	Commitment Fee	Libor
I	R < 2.75
II	2.75 < R < 3.5
III	3.5 < R < 4.5
IV	4.5 < R < 5.25
V	5.25 < R

Facility B

US$ Prime Rate	Libor